SUB-ITEM 77H

The percentage of the Preferred International Growth Fund owned by Caterpillar Investment Management Company Ltd. decreased from 26.67% on December 31, 2004 to 24.96% on June 30, 2005. The decrease was due to the growth of the fund, and the number of shares owned by Caterpillar Investment Management Ltd. remaining the same.